Exhibit 99.1

BY-LAW NO. 1

A by-law relating generally to the regulation of the

business and affairs of

FRANCO-NEVADA CORPORATION

CONTENTS

One	INTERPRETATION

Two	DIRECTORS

Three	MEETINGS OF DIRECTORS

Four	COMMITTEES

Five	OFFICERS

Six	PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

Seven	MEETINGS OF SHAREHOLDERS

Eight	SECURITIES

Nine	DIVIDENDS AND RIGHTS

Ten	EXECUTION OF DOCUMENTS AND VOTING OF SECURITIES

Eleven	NOTICES

SECTION ONE

INTERPRETATION

1.1                                                                               Definitions.

In this by-law and in all other by-laws of the Corporation, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act as amended or re-enacted from time to time and includes the regulations made pursuant to it;

“board” means the board of directors of the Corporation;

“by-laws” means all by-laws of the Corporation;

“director” means a director of the Corporation;

“electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

“information system” means a system used to generate, send, receive, store, or otherwise process an electronic document;

“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada); and

“number of directors” means the number of directors of the Corporation provided for in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation most recently elected by the shareholders of the Corporation.

1.2                                                                               Each term used in the by-laws of the Corporation and defined in the Act has the meaning given to that term in the Act.

1.3                                                                               In all by-laws of the Corporation, the singular includes the plural and the plural the singular and words in one gender include all genders.

1.4                                                                               Headings used in all by-laws are for convenience of reference only and shall not affect the construction or interpretation of the by-laws.

1.5                                                                               If any of the provisions contained in this by-law are inconsistent with those contained in the articles or a unanimous shareholder agreement, the provisions contained in the articles or unanimous shareholder agreement, as the case may be, shall prevail.

SECTION TWO

DIRECTORS

2.1                                                                               Quorum.  The quorum for the transaction of business at any meeting of the board shall consist of a majority of the number of directors. If, however, the number of directors is two, both directors must be present to constitute a quorum.

2.2                                                                               Qualification.  No person shall be qualified for election as a director if that person is less than 18 years of age, if that person is of unsound mind and has been so found by a court in Canada or elsewhere, if that person is not an individual, or if that person has the status of a bankrupt. A director need not be a shareholder. At least twenty-five per cent of the directors must be resident Canadians. However, if the Corporation has fewer than four directors, at least one director must be a resident Canadian.

2.3                                                                               Election and Term. The election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders. A director not elected for an expressly stated term shall cease to hold office at the close of the first annual meeting following that director’s election or appointment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

2.3A                                                                      Nomination of Directors

(a)                                 Subject only to the provisions of the Act and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. Such nominations must be made:

A.                                    by or at the direction of the board (or any duly authorized committee thereof), including pursuant to a notice of meeting;

B.                                    by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal within the meaning of, and made in accordance with, the provisions of the Act, or the requisition of a meeting of shareholders of the Corporation made in accordance with the provisions of the Act; or

C.                                    by any person (a “Nominating Shareholder”):

i.                                          who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Section 2.3A and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

ii.                                       who complies with the notice procedures set forth below in this Section 2.3A.

(b)                                 In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive office of the Corporation in accordance with this Section 2.3A.

(c)                                  To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

A.                                    in the case of an annual meeting of shareholders (which includes an annual and special meeting of shareholders), not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date on which the first Public Announcement (as defined below) of the date of the annual meeting of shareholders was made by the Corporation (the “Notice Date”), notice by the Nominating Shareholder must be made not later than the close of business on the tenth (10th) day following the Notice Date; and

B.                                    in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

The adjournment or postponement of a meeting of shareholders or the announcement thereof shall result in the commencement of a new time period for the giving of a Nominating Shareholder’s notice as described above.

(d)                                 To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

A.                                    as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each a “Proposed Nominee”):

i.                                          the name, age, business address, residential address and residency of the Proposed Nominee;

ii.                                       the principal occupation, business or employment of the Proposed Nominee for the past five years;

iii.                                    the class or series and number of shares in the capital of the Corporation which are controlled or directed or which are owned beneficially or of record, directly or indirectly, by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

iv.                                   a description of the arrangements or understandings between the Proposed Nominee and the Nominating Shareholder and any other persons or companies regarding the election of the Proposed Nominee; and

v.                                      any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with a solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

B.                                    as to the Nominating Shareholder giving the notice:

i.                                          full particulars regarding any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation; and

ii.                                       any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with a solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

(e)                                  The Corporation shall make all information requested and received from the Proposed Nominee and Nominating Shareholder publicly available to the shareholders of the Corporation.

(f)                                   No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 2.3A; provided, however, that nothing in this Section 2.3A shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)                                  For purposes of this Section 2.3A:

A.                                    “Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

B.                                    “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(h)                                 Notwithstanding any other provision of this by-law, notice given to the Corporate Secretary of the Corporation pursuant to this Section 2.3A may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive office of the Corporation; provided that if such delivery or electronic communication is made on a day which is a non-business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)                                     Notwithstanding the foregoing, the board may, in its sole discretion, waive all or any of the requirements in this Section 2.3A.

2.4                                                                               Removal of Directors. Subject to the Act, the shareholders may by ordinary resolution passed at an annual or special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the directors.

2.5                                                                               Vacation of Office. A director ceases to hold office when that director dies, is removed from office by the shareholders, or ceases to be qualified for election as a director. A director also ceases to hold office when that director’s written resignation is received by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

2.6                                                                               Vacancies. Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum or maximum number of directors or from a failure of the shareholders to elect the number or minimum number of directors provided for in the Articles.

2.7                                                                               Remuneration and Expenses. The directors shall be paid such remuneration for their services as the board may from time to time determine and shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing in this by-law precludes any director from serving the Corporation in any other capacity and receiving remuneration for doing so.

SECTION THREE

MEETINGS OF DIRECTORS

3.1                                                                               Canadian Majority. The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least 25% of the directors present are resident Canadians, or, if the Corporation has fewer than 4 directors, at least one of the directors present is a resident Canadian. The board may, however, transact business at a meeting of directors where the required number of resident Canadian directors is not present if

(a)                                 a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facilities, the business transacted at the meeting; and

(b)                                 the required number of resident Canadian directors would have been present had that director been present at the meeting.

3.2                                                                               Meetings by Telephone. A director may, to the extent and in the manner permitted by law, participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, but only if all the directors of the Corporation have consented to that form of participation. A director participating in such a meeting by such means is deemed for the purposes of the Act to be present at that meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

3.3                                                                               Place of Meetings. Meetings of the board may be held at any place within or outside Canada. In any financial year of the Corporation, a majority of the meetings of the board need not be held within Canada.

3.4                                                                               Calling of Meetings. Meetings of the board may be convened at any time by the president or any director upon notice given to all directors in accordance with subsection 3.5.

3.5                                                                               Notice of Meeting. Notice of the time and place of each meeting of the board shall be given in the manner provided in subsection 11.1 to each director (a) not less than 48 hours before the time when the meeting is to be held if the notice is mailed, or (b) not less than 24 hours before the time the meeting is to be held if the notice is given personally or is delivered or is sent by any means of transmitted or recorded communication or as an electronic document.

3.6                                                                               Waiver of Notice. A director may in any manner or at any time waive notice of or otherwise consent to a meeting of the board including by sending an electronic document to that effect. Attendance of a director at a meeting of the board shall constitute a waiver of notice of that meeting except where a director attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been properly called.

3.7                                                                               First Meeting of New Board. If a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.8                                                                               Adjourned Meeting. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.9                                                                               Regular Meetings. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose of that meeting or the business to be transacted at it to be specified.

3.10                                                                        Chairman.  The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director, is present at the meeting and is willing to serve: chairman of the board, managing director, president, or a vice-president (in order of seniority). If no such officer is present and willing to serve, the directors present shall choose one of their number to be chairman.

3.11                                                                        Votes to Govern.  At all meetings of the board, every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

3.12                                                                        One Director Meeting. Where the board consists of only one director, that director may constitute a meeting.

SECTION FOUR

COMMITTEES

4.1                                                                               Committee of Directors. The board may appoint from their number one or more committees of the board, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of the board has no authority to exercise.

4.2                                                                               Audit Committee. If the Corporation is an offering corporation the board shall, and otherwise the board may, constitute an audit committee composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates, and who shall hold office until the next annual meeting of shareholders. The audit committee shall have the powers and duties provided in the Act.

4.3                                                                               Transaction of Business. The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.

4.4                                                                               Procedure.  Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure. To the extent that the board or the committee does not establish rules to regulate the procedure of the committee, the provisions of this by-law applicable to meetings of the board shall apply mutatis mutandis.

SECTION FIVE
OFFICERS

5.1                                                                               Appointment. The board may designate the offices of the Corporation and from time to time appoint a chairman of the board, managing director (provided that person is a resident Canadian), president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. One person may hold more than one office and, except for the chairman of the board and the managing director, an officer need not be a director.

5.2                                                                               Chairman of the Board. If appointed, the board may assign to the chairman of the board any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president and subject to the Act, such other powers and duties as the board may specify. The chairman of the board shall, when present, preside at all meetings of the board and shareholders. Subject to subsections 3.10 and 7.9, during the absence or disability of the chairman of the board, the duties of the chairman of the board shall be performed, and the powers exercised, by the first mentioned of the following officers then in office: the managing director, the president, or a vice-president (in order of seniority).

5.3                                                                               Managing Director. If appointed, the managing director shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation. The managing director shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

5.4                                                                               President. If appointed, the president shall have general supervision of the business and affairs of the Corporation, subject to the direction and authority of the board, the chairman of the board and the managing director and shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office. In the absence of the appointment of a managing director or the designation of the chairman of the board as such, the president shall be the chief executive officer of the Corporation. Otherwise, the president shall be the chief operating officer of the Corporation.

5.5                                                                               Vice-President. If appointed, the vice-president, or if more than one, the vice- presidents, in order of seniority as designated by the board, shall be vested with all the powers and perform all the duties of the president if the president is absent, refuses to act or is unable to act. No vice-president, however, shall preside at any meeting of the directors unless appointed to do so by the board. A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

5.6                                                                               Secretary. If appointed, the secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings. The secretary shall also give or cause to be given, as and when instructed, all notices to shareholders, directors, officers and auditors shall be the custodian of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose, and shall have such other powers and duties as the board or the chief executive officer may specify.

5.7                                                                               Treasurer. If appointed, the treasurer shall keep or cause to be kept proper accounting records in compliance, with the. Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of funds of the Corporation. The treasurer shall render to the board whenever required an account of all transactions as treasurer and of the financial position of the Corporation and shall have such other powers and duties as the board or the chief executive officer may specify.

5.8                                                                               Powers and Duties of Other Officers.  The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

5.9                                                                               Variation of Powers and Duties. Subject to the provisions of the Act, the board may from time to time vary, add to or limit the powers and duties of any officer.

5.10                                                                        Term of Office. The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer’s rights under any employment contract. Otherwise, each officer appointed by the board shall hold office until a successor is appointed, except that the term of office of the chairman of the board or managing director shall expire when that individual ceases to be a director.

5.11                                                                        Agents and Attorneys. The board shall have power from time to time to appoint agents or attorneys for the Corporation in or out of Ontario with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

5.12                                                                        Fidelity Bonds. The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their duties, in such form and with such surety as the board may from time to time prescribe.

SECTION SIX
PROTECTION OF DIRECTORS AND OFFICERS

6.1                                                                               Limitation of Liability. No director or officer shall be liable (i) for the acts, receipts, neglects or defaults of any other director, officer, employee, or agent, (ii) for joining in any receipt or other act for conformity, (iii) for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, (iv) for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, (v) for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, (vi) for any loss occasioned by any error of judgment or oversight on the part of that person, (vii) for any other loss, damage or misfortune whatever which happen in the execution of the duties of that person’s office or in relation thereto, unless the same are occasioned by that person’s own wilful neglect or default. Nothing in this by-law, however, relieves any director or officer from the duty to act in accordance with the Act or from liability for any breach of the Act.

6.2                                                                               Indemnity. The Corporation agrees to indemnify each director and officer of the Corporation, each former director and officer of the Corporation and each individual who acts or acted at the Corporation’s request as a director or officer, or each individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

6.3                                                                               Advance of costs. The Corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 6.2. The individual shall repay the moneys if the individual does not fulfil the conditions of section 6.4.

6.4                                                                               Limitation in Indemnity. The Corporation’s indemnity granted in section 6.2 applies, however, only to the extent that the individual seeking indemnity:

(a)                                 acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

6.5                                                                               Insurance. Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of any person referred to in subsection 6.2, as the board may from time to time determine.

SECTION SEVEN
MEETINGS OF SHAREHOLDERS

7.1                                                                               Annual Meetings. The annual meeting of shareholders shall be held at such time in each year and, subject to subsection 7.3, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine. Such meetings shall be held for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and fixing or authorizing the board to fix their remuneration, and for the transaction of such other business as may properly be brought before the meeting.

7.2                                                                               Special Meetings. The board, the chairman of the board, the managing director or the president or the holders of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought, shall have power to call a special meeting of shareholders at any time.

7.3                                                                               Place of Meetings. Meetings of shareholders shall be held at the place where the registered office of the Corporation is situated or, if the board so determines, at some other place within Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

7.4                                                                               Meetings by Telephone. Any person entitled to attend a meeting of shareholders may participate in the meeting, to the extent and in the manner permitted by law, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting. The directors or the shareholders of the Corporation who call a meeting of shareholders pursuant to the Act may determine that the meeting shall be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

7.5                                                                               Notice of Meetings. Notice of the time and place of each meeting of shareholders (and of each meeting of shareholders adjourned for an aggregate of 30 days or more) shall be given in the manner provided in subsection 11.1 not less than 21 days and not more than 60 days before the date of the meeting, to each director, to the auditor and to each shareholder who at the close of business on the record date for notice, if any, is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit a shareholder to form a reasoned judgment thereon and shall state the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner and at any time waive notice of or otherwise consent to a meeting of shareholders. Attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where that person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

7.6                                                                               List of Shareholders Entitled to Notice. For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder. If a record date for the meeting is fixed pursuant to subsection 7.7, the shareholders listed shall be those registered at the close of business on the record date and such list shall be prepared not later than ten days after such record date. If no record date is fixed, the list shall be prepared at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held and shall list all shareholders registered at such time. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is kept and at the place where the meeting is held.

7.7                                                                               Record Date for Notice. The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting. Notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given.

7.8                                                                               Meetings Without Notice. A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a)                                 if all the shareholders entitled to vote at that meeting are present in person or represented by proxy or if those not present or represented by proxy, waive notice of or otherwise consent to such meeting being held; and

(b)                                 if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held.

At such meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact.

7.9                                                                               Chairman, Secretary and Scrutineers. The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, managing director, president, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

7.10                                                                        Persons Entitled to be Present. The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote at that meeting, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

7.11                                                                        Quorum. A quorum for the transaction of business at any meeting of shareholders shall be at least two (2) persons, present in person, each being a shareholder entitled to vote at that meeting or a duly appointed proxy for a shareholder so entitled, holding or representing in the aggregate not less than 25% of the outstanding shares of the Corporation carrying the right to vote at such meeting.

7.12                                                                        Right to Vote. Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in subsection 7.6, every person who is named in such list shall be entitled to vote the shares shown thereon opposite the name of that person except to the extent that such person has transferred any shares after the date on which the list is prepared or, where a record date has been fixed, after the record date and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that the person owns such shares, demands at any time prior to the meeting that the name of that person be included to vote the transferred shares at the meeting. In the absence of such a list, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of, one or more shares carrying the right to vote at such meeting.

7.13                                                                        Proxies. Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or the attorney of that shareholder and shall conform with the requirements of the Act.

7.14                                                                        Time for Deposit of Proxies. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

7.15                                                                        Joint Shareholders. If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

7.16                                                                        Votes to Govern. At any meeting of shareholders every question shall, unless otherwise required by law, be determined by the majority of the votes cast on the question. In the case of an equality of votes either upon a show of hands or upon a ballot, the chairman of the meeting shall not be entitled to a second or casting vote.

7.17                                                                        Show of Hands. Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting as to the result of the vote upon the question and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of such question, and the result of the vote so taken shall be the decision of the shareholders upon such question.

7.18                                                                        Ballots. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may demand a ballot. A ballot so demanded shall be taken in such manner as the chairman shall direct. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of the ballot so taken shall be the decision of the shareholders upon the question.

7.19                                                                        Electronic Voting by Shareholders. Any vote at a meeting of the shareholders may be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility.

7.20                                                                        Voting while participating electronically.  Any person participating in a meeting of shareholders by electronic means as provided in section 7.4 and entitled to vote at that meeting may vote, to the extent and in the manner permitted by law, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

7.21                                                                        Resolution in Writing. A resolution in writing signed by all of the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

SECTION EIGHT
SECURITIES

8.1                                                                               Registration of Transfer. Subject to the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by the attorney of that holder or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in subsection 8.4.

8.2                                                                               Transfer Agents and Registrars. The board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The board may at any time terminate any such appointment.

8.3                                                                               Lien on Shares. The Corporation has a lien on any share or shares registered in the name of a shareholder or the legal representative of that shareholder for any debt of that shareholder to the Corporation.

8.4                                                                              Enforcement of Lien. The lien referred to in subsection 8.3 may be enforced by any means permitted by law and:

(a)                                 where the share or shares are redeemable pursuant to the articles of the Corporation by redeeming such share or shares and applying the redemption price to the debt;

(b)                                 subject to the Act, by purchasing the share or shares for cancellation for a price equal to the book value of such share or shares and applying the proceeds to the debt;

(c)                                  by selling the share or shares to any third party whether or not such party is at arm’s length to the Corporation, and including, without limitation, any officer or director of the Corporation, for the best price which the directors consider to be obtainable for such share or shares; or

(d)                                 by refusing to register a transfer of such share or shares until the debt is paid.

8.5                                                                               Security Certificates. Every holder of securities of the Corporation shall be entitled, at the option of that holder, to a security certificate, or to a non-transferable written acknowledgement of the right to obtain a security certificate, stating the number and designation, class or series of securities held by that holder as shown on the securities register. Security certificates and acknowledgements of a securities holder’s right to a security certificate, respectively, shall be in such form as the board shall from time to time approve. Any security certificate shall be signed in accordance with subsection 10.1. A security certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of the transfer agent and/or registrar. Any additional signatures required may be printed or otherwise mechanically reproduced. A security certificate executed as aforesaid shall be valid notwithstanding that one of the directors or officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.6                                                                               Replacement of Security Certificates. The board, any officer or any agent designated by the board has the discretion to direct the issue of a new security certificate in lieu of and upon cancellation of a security certificate that has been mutilated. In the case of a security certificate claimed to have been lost, destroyed or wrongfully taken, the board, any officer or any agent designated by the board shall issue a substitute security certificate if so requested before the Corporation has notice that the security has been acquired by a bona fide purchaser. The issuance of the substitute security certificate shall be on such reasonable terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board or the officer or the agent designated by the board responsible for such issuance may from time to time prescribe, whether generally or in any particular case.

8.7                                                                               Joint Shareholders. If two or more persons are registered as joint holders of any security, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such security.

8.8                                                                               Deceased Security Holders. Subject to the provisions of section 8.9, in the event of the death of a holder of any security, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation, which reasonable requirements shall in the discretion of the board not necessarily include the production of letters probate or letters of administration.

8.9                                                                               Deceased Jointly-Held Security Holders. Where a share is registered in the name of two or more persons as joint holders with rights of survivorship, upon satisfactory proof of the death of one joint holder and without the requirement of letters probate or letters of administration, the Corporation shall treat the surviving joint holder(s) as the sole owner(s) of the share effective as of the date of death of such joint holder and the Corporation shall make the appropriate entry in the securities register to reflect such ownership.

SECTION NINE
DIVIDENDS AND RIGHTS

9.1                                                                               Dividends. Subject to the Act, the board may from time to time by resolution declare and the Corporation may pay dividends to the shareholders according to their respective rights and interests in the Corporation.

Dividends may be paid in money or property, subject to the restrictions on the declaration and payment thereof under the Act, or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

9.2                                                                               Dividend Cheques.  A dividend payable in cash shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of that holder, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3                                                                               Non-receipt of Cheques. If any person entitled to receive a dividend cheque notifies the Corporation that the cheque has not been received, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.4                                                                               Record Date for Dividends and Rights. The board may fix in advance a date as a record date for the determination of the persons entitled to receive payment of dividends and to subscribe for securities of the Corporation. Such record date shall not precede by more than 60 days the particular action to be taken. Notice of any such record date shall be given not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act, unless notice of the record date is waived by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date. If the shares of the Corporation are listed for trading on one or more stock exchanges in Canada, notice of such record date shall also be sent to such stock exchanges. Where no record date is fixed in advance, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.5                                                                               Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which it has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN
GENERAL

10.1                                                                        Execution of Instruments. Contracts, documents and other instruments in writing may be signed on behalf of the Corporation by such person or persons as the board may from time to time designate by resolution. In the absence of an express designation as to the persons authorized to sign either contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing, any one of the directors or officers of the Corporation may sign contracts, documents or instruments in writing on behalf of the Corporation. The corporate seal, if any, of the Corporation may be affixed to any contract, obligation or instrument in writing requiring the corporate seal of the Corporation by any person authorized to sign the same on behalf of the Corporation.

The phrase “contracts, documents and other instruments in writing” as used in this provision shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities, all paper, writings, all cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange.

10.2                                                                        Voting Rights in other Corporations.  All securities carrying voting rights of any other corporation held from time to time by the Corporation may be voted at any and all meetings of shareholders, bond holders, debenture holders or holders of other securities (as the case may be) of such other corporation and in such manner as the board may from time to time determine. Any person or persons authorized to sign on behalf of the Corporation may also from time to time (i) execute and deliver proxies for and on behalf of the Corporation and (ii) arrange for the issuance of voting certificates or other evidence of the right to vote for and on behalf of the Corporation in such names as they may determine.

SECTION ELEVEN
NOTICES

11.1                                                                        Method of Sending Notice.  Any notice (which term includes any communication or document) to be sent pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer, or to the auditor shall be sufficiently sent if (i) delivered personally to the person to whom it is to be sent, (ii) delivered to the recorded address or mailed to the recorded address of that person by prepaid mail (iii) sent to that person at the recorded address by any means of prepaid transmitted or recorded communication or (iv) provided as an electronic document to the information system of that person. A notice so delivered shall be deemed to have been sent when it is delivered personally or to the recorded address. A notice so mailed shall be deemed to have been sent when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing. A notice so sent by any means of transmitted or recorded communication or provided as an electronic document shall be deemed to have been sent when dispatched by the Corporation if it uses its own facilities or information system and otherwise when delivered to the appropriate communication company or agency or its representative for dispatch. Notices sent by any means of transmitted or recorded communication or provided as an electronic document shall be deemed to have been received on the business day on which such notices were sent, or on the next business day following, if sent on a day other than a business day. The secretary may change or cause to be changed the recorded address, including any address to which electronic communications of any kind may be sent, of any shareholder, director, officer or auditor in accordance with any information believed by the secretary to be reliable. The recorded address of a director shall be the latest address of that director as shown in the records of the Corporation or in the most recent notice filed under the Corporations Information Act, whichever is the more current.

11.2                                                                        A requirement under the Act or this by-law to provide a person with a notice, document or other information is not satisfied by the provision of an electronic document unless

(a)                                 the addressee has consented, in the manner prescribed under the Act, and has designated an information system for the receipt of the electronic document;

(b)                                 the electronic document is provided to the designated information system, unless otherwise prescribed in the Act;

(c)                                  the Act has been complied with;

(d)                                 the information in the electronic document is accessible by the sender so as to be usable for subsequent reference;

(e)                                  the information in the electronic document is accessible by the addressee and capable of being retained by the addressee, so as to be usable for subsequent reference.

An addressee may revoke consent to receive electronic documents in the manner prescribed in the Act.

A requirement under the Act for one or more copies of a document to be provided to a single addressee at the same time is satisfied by the provision of a single version of the electronic document. A requirement under the Act to provide a document by registered mail is not satisfied by the sending of an electronic document unless prescribed under the Act.

11.3                                                                        A requirement under the Act for a signature or for a document to be executed, except with respect to a statutory declaration or an affidavit, is satisfied if, in relation to an electronic document, the requirements prescribed under the Act are met and if the signature results from the application by a person of a technology or a process that permits the following to be proven:

(a)                                 the signature resulting from the use by a person of the technology or process is unique to the person;

(b)                                 the technology or process is used by a person to incorporate, attach or associate the person’s signature to the electronic document; and

(c)                                  the technology or process can be used to identify the person using the technology or process.

11.4                                                                        Notice to Joint Shareholders. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice sent to one of such persons shall be sufficient notice to all of them.

11.5                                                                        Computation of Time. In computing the date when notice must be sent under any provision requiring a specified number of days notice of any meeting or other event, both the date of sending the notice and the date of the meeting or other event shall be excluded.

11.6                                                                        Undelivered Notices. If any notice sent to a shareholder pursuant to subsection 11.1 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until that shareholder informs the Corporation in writing of a new address.

11.7                                                                        Omissions and Errors. The accidental omission to send any notice to any shareholder, director, officer or to the auditor or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.8                                                                        Persons Entitled by Operation of Law. Every person who, by operation of law, transfer or by any other means whatever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly sent to the shareholder from whom that person derives title to such share prior to the name and address of that person being entered on the securities register (whether such notice was given before or after the happening of the event upon which that person became so entitled).

11.9                                                                        Deceased Shareholders.  Any notice duly sent to any shareholder shall be deemed to have been duly served in respect of the shares held by the shareholder (whether held solely or with other persons), notwithstanding that such shareholder is then deceased and whether or not the Corporation has notice of such death, until some other person is entered in place of that person in the securities register of the Corporation as the holder or as one of the holders thereof and such service shall for all purposes be deemed a sufficient service of notice to the heirs, executors or administrators of that person and all persons, if any, interested with that person in such shares.

11.10                                                                 Waiver of Notice. Any shareholder (or the duly appointed proxyholder of that shareholder), director, officer or auditor may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that shareholder under any provisions of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

11.11                                                                 Execution of Notices. The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

11.12                                                                 Proof of Service. A certificate of any officer or director of the Corporation in office at the time of making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice to any shareholder, director, officer or auditor or publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

Amended and restated the 25th day of March, 2015.

“Lloyd Hong”
Lloyd Hong,
Chief Legal Officer & Corporate Secretary